September 4, 2019

Paul Ainsworth
Chief Financial Officer
CONTINENTAL MATERIALS CORP
440 South LaSalle Street, Suite 3100
Chicago, Illinois 60605

       Re: CONTINENTAL MATERIALS CORP
           Form 8-K/A filed August 13, 2019
           File No. 001-03834

Dear Mr. Ainsworth:

       We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 8-K/A filed August 13, 2019

Exhibit 99.1, page 1

1. The scope limitation included in the audit report does not meet the requirements of Rule
      2-02(b) of Regulation S-X. Please file an amendment to this Form that includes an unqualified audit opinion. See the guidance in SAB 1:E.2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202)
551-3355 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction